EXHIBIT D-4

                             STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                     RALEIGH

                             DOCKET NO. G-44, SUB 0

                 BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

          In the Matter of                       )
The Joint Application by the Albemarle Pamlico    )  EASTERN NORTH CAROLINA
Economic Development Corporation and Carolina     )  NATURAL GAS COMPANY'S
Power & Light Company for: the Exclusive          )  AMENDED APPLICATION FOR
Franchises to Provide Natural Gas Service to the  )  APPROVAL TO USE BOND FUNDS
Fourteen Unserved Counties in Eastern North       )  FOR PHASES 2 THROUGH 7
Carolina; a Certificate of Public Convenience     )  OF ITS PROJECT TO EXTEND
and Necessity to Operate as a Local Distribution  )  NATURAL GAS SERVICE TO THE
Natural Gas Company in these Counties; and        )  FOURTEEN UNSERVED COUNTIES
Natural Gas Bond Funds to Pay for the             )  IN EASTERN NORTH CAROLINA
Uneconomic Portion of the Project                 )  AND ROUTE DESIGN PROPOSAL


         Pursuant to the North Carolina Utilities Commission's ("the Commission") Order dated June 15, 2000 issued in Docket No. G-44, Sub 0, the Eastern North Carolina Natural Gas Company ("Eastern") submits its amended application for approval to use bond funds to construct Phases 2 through 7 of its project to extend natural gas service to the counties of Currituck, Camden, Pasquotank, Gates, Perquimans, Chowan, Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender. Also as required by the Commission in its June 15, 2000 Order, Eastern is providing information regarding the alternative routes and designs studied in conjunction with the Public Staff for extending natural gas services for Phases 2 through 7 and the route design chosen as most appropriate and robust.

         1. The Commission's June 15, 2000 Order granted Eastern a certificate of public convenience and necessity to operate as a local distribution natural gas company in North Carolina,

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the exclusive franchises to provide natural gas service to the fourteen counties described above, and sufficient natural gas bond funds to construct a natural gas service system for Phase 1 of the project. Regarding Phases 2 through 5 of the project, (the construction design of the project has been further subdivided such that there are now 7 phases) the Commission required Eastern to consult with the Public Staff and study alternative routes and designs for the system to serve the counties of Washington, Tyrrell, Dare, Hyde, Pamlico, Jones, Carteret and Pender. Once Eastern and the Public Staff concluded their analyses and discussions regarding the proper route design for Phases 2 through 7, Eastern was to submit an amended application for bond funds to support the construction of the proposed system for these Phases.

         2. Following the Commission's June 15, 2000 Order, Eastern and the Public Staff began meeting, discussing and analyzing various alternative routes for Phases 2-7. Over 15 routes were evaluated. As a result of these discussions and analyses, Eastern has revised and amended the original Bond Application filed with the Commission on October 26, 1999 and hereby submits such amended and revised Application for approval by the Commission.

         3. This revised Application describes the route determined by Eastern to be the most robust, productive and appropriate for Phases 2 through 7. This route is very similar to the route originally proposed by Eastern in this proceeding. It involves the construction of a backbone twelve-inch natural gas pipeline beginning in the Town of Ahoskie proceeding in a southerly direction down Highway 13, to Highway 17 proceeding south on down to Wilmington. Lateral lines extending in an eastward direction along highway rights-of-way branch off of the backbone system to the 8 unserved counties. Eastern believes that this system is the most appropriate and robust for a number of reasons. First, this route design provides Eastern a direct connection to an interstate pipeline, i.e. Transco's lateral line that terminates in Ahoskie. Therefore, Eastern is not dependent

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upon any other entity for the delivery of gas to its system. Secondly, this twelve-inch backbone system provides Eastern the ability to serve potentially new large industrial customers without the need to significantly expand the delivery capability of its supplier or the need to significantly expand its own system. These two factors are particularly important given that the overall goal of the establishment of the gas bond funds is to encourage economic development. It is believed that new business and industrial customers are more likely to locate on a system that is robust and capable of serving their needs without significant upgrades. Thirdly, a route design that breaks the Eastern system into pieces with each piece dependent upon a separate North Carolina Natural Gas Corporation ("NCNG") pipeline (which is what all of the alternative routes studied do to varying degrees) complicates the operation of the system as well as the procurement of supplies. Fourthly, the backbone system extending from Ahoskie down to Wilmington will interconnect with the four NCNG pipelines that terminate in eastern North Carolina thereby allowing these lines to be supplied natural gas by Eastern's backbone system as well as NCNG providing Eastern with an alternative supply of gas for its system. This enures to the benefit of both Eastern and NCNG and strengthens the natural gas delivery system for all of Eastern North Carolina. Fifthly, economic analyses demonstrated that it is not cost effective to enhance NCNG's system to supply gas to Eastern's system.

         3. A final and very important benefit of the proposed route is it follows established highway rights-of-way that extend from practically the Virginia border almost to the South Carolina border. It is believed that this area, as well as the routes followed by the lateral distribution pipes, represent areas where economic development is most likely to occur. Creating "islands" of various portions of the Eastern system, which results if the backbone route is not constructed, undermines

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this economic development opportunity. Thus, it is clear that the proposed route creates the most value for the bond fund money invested.

         4. Also included in the revised Bond Application filing is a calculation of the negative net present value for the proposed route consistent with the Commission's June 15, 2000 Order, assuming that the gas bond funds are found not to be taxable. The uneconomic portion of Phases 2-7 is approximately $188M. In the Commission's June 15, 2000 order the Commission found that the uneconomic portion of Phase 1 of the project was $38.5M and awarded Eastern this amount of bond funds to construct Phase 1. Thus, the total uneconomic cost of the project as a whole (Phases 1-7) is $227,173,381. The General Assembly has only authorized $200M of gas bond funds. Therefore, the total uneconomic portion of the entire project exceeds the total amount of gas bond funds available. It is Eastern's understanding that (including the $38.5M the Commission awarded Eastern to construct Phase 1 of the project) the Commission has already awarded a total of $50.7M in gas bond monies to various bond fund applicants. Therefore, Eastern requests the Commission to: grant it $149.3M (which constitutes all of the remaining gas bond funds available) to construct Phases 2-7; award to Eastern any additional bond funds that may become available, including gas bond funds awarded to other gas expansion projects if such projects ultimately do not need all of the bond funds awarded to them; and allow Eastern to apply any gas bond funds not used in constructing Phase 1 to Phases 2-7. Progress Energy, Inc. has committed to fund the economic portion of each Phase of the project. It is estimated that these contributions will be approximately: $12M for Phase 1; $880,000 for Phase 2; $2.8M for Phase 3; $367,000 for Phase 4; $261,000 for
Phase 5; $426,000 for Phase 6; and $5.8M for Phase 7. If Eastern is unable to construct the entire project described in this Amended Application it will notify the Commission and the Public Staff and work with them to reach a mutually satisfactory solution.

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         5.  The Commission's June 15, 2000 Order ordered Carolina Power & Light
Company ("CP&L") to form a separate company no later than December 31, 2000 to hold its membership in Eastern. As explained in the joint testimony of Terrence Davis and Robert Evans and in Eastern's Motion for Reconsideration/Clarification filed October 13, 2000, in order to create an organization and situation that is most likely to receive a favorable private letter ruling from the IRS with regard to the taxability of bond funds, CP&L and the Albemarle Pamlico Economic Development Corporation ("APEC") dissolved Eastern as a limited liability company and reorganized it as a corporation. As a result of this reorganization, Progress Energy, Inc., the holding company which owns CP&L and NCNG, is now the owner of fifty (50%) percent of the stock of Eastern. (APEC is the owner of the other fifty (50%) percent of Eastern stock). CP&L believes, and the Public Staff agrees, that this ownership structure achieves the same goals that the creation of a separate company to be owned by CP&L to hold CP&L's membership interest in Eastern would have accomplished and, therefore, CP&L asks the Commission to withdraw its requirement that CP&L form a separate company to hold its ownership interest in Eastern.

         6. In order to minimize the construction costs of the project, North Carolina Natural Gas Corporation and Eastern have agreed to a reciprocal transportation rate that each will charge the other for transporting gas on their respective systems for the benefit of the other party when the transporting party does not incur any capital costs in order to transport the gas in question. The proposed gas transportation rate contract is set forth in Exhibit No. 2I and NCNG and Eastern request Commission approval of this contract. This agreement is confidential and is being filed under seal. This agreement will allow Eastern to avoid constructing approximately 11 miles of pipe and lower the cost of the project.

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         WHEREFORE, Eastern requests the Commission to: approve the proposed route design as described in Exhibit 1 for Phases 2 through 7; award Eastern $149.3M and any additional bond funds that may become available to construct this project; and approve the attached reciprocal gas transportation agreement. In addition, Eastern requests the Commission to withdraw its requirement that CP&L form a separate company to hold its ownership interest in Eastern. Respectfully submitted this the 20th day of March 2001.

                                         EASTERN NORTH CAROLINA NATURAL

                                         By:_______________________________
                                         Len S. Anthony
                                         Manager, Regulatory Affairs
                                         Post Office Box 1551
                                         Raleigh, North Carolina 27602-1551
                                         Telephone:  (919) 546-6367

                                         Thomas P. Nash, IV
                                         Trimpi & Nash
                                         200 N. Water Street
                                         Elizabeth City, North Carolina 27909
                                         Telephone: (252) 338-0104

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                             STATE OF NORTH CAROLINA

                 BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

                             DOCKET NO. G-44, SUB 0


         I, Len S. Anthony, hereby certify that a copy of Eastern North Carolina Natural Gas Company's Amended Application for Approval to Use Bond Funds for Phases 2 through 7 has been served on all parties of record by depositing said copy in the United States mail, postage prepaid, addressed as follows this the 20th day of March, 2001:


Allyson K. Duncan, Esq.                         Carl W. West
Kilpatrick Stockton                             Senior Energy Manager
3737 Glenwood Avenue                            Weyerhaeuser Company
Suite 400                                       Post Office Box 1381
Raleigh, North Carolina 27612                   New Bern, North Carolina 28563

Gisele L. Rankin, Esq.                          Thomas K. Austin
Public Staff - N.C. Utilities Commission        NCEMC
4325 Mail Services Center                       Post Office Box 27306
Raleigh, North Carolina 27699-4326              Raleigh, North Carolina 27611

Benjamin Kuhn                                   M. Gray Styers, Jr.
Kilpatrick Stockton                             Kilpatrick Stockton
4101 Lake Boone Trail                           4101 Lake Boone Trail
Suite 400                                       Suite 400
Raleigh, North Carolina 27607                   Raleigh, North Carolina 27607

Steven E. Hellman
Columbia Gas Transmission
Post Office Box 10146
Fairfax, Virginia 22030









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                                                Len S. Anthony